Exhibit 99.2

AMEX: ROY	NR 07-15
TSX: IRC	June 27, 2007

International Royalty Updates Investors

DENVER, COLORADO – June 27, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (“IRC”) is pleased to update investors on significant occurances on several of the projects where IRC holds royalties.

June 11, 2007, Companhia Vale do Rio Doce (CVRD) announced its intention to focus on doubling nickel output in four to five years. CVRD is currently finalizing additional capacity at Voisey’s Bay . IRC holds an effecticve 2.7% NSR on the Voisey’s Bay project.

June 20th, 2007, Mercator Gold PLC stated in a Mining Resource to Reserve statement that the Yaloginda processing plant is on track to treat intitial ore July 1, 2007. IRC holds a 1.5% NSR on the Meekatharra project serviced by the Yaloginda processing plant.

May 2, 2007, Amarillo Gold Corp updated the Inferred Mineral Resource Estimate on the Mara Rosa Project in Brazil to 764,000 contained ounces of gold at 1.80 grams per tonne. This is an increase from the previously reported 638,000 contained ounces of gold at 1.75 grams per tone. IRC holds a 1.0% NSR on the Mara Rosa project.

March 27, 2006, Copper Fox Metals Inc. (“Copper Fox”) announced the release of its “Field Geological Report” for the 2006 season. “This report presents a new geological model for the Schaft Creek mineral deposit and enhances the possible expansion of the resources deeper than presently known.” stated Guillermo Salazar, President and CEO.

May 10, 2007, Copper Fox expanded the Schaft Creek Resource Estimate. Measured and Indicated Resources increased by +8% copper, +30% gold, (-7%) molybdenum, (-7%) silver. This increases contained metal to 11 billion pounds of copper, 14 million ounces of gold and 200 million ounces of silver. Measured and Indicated Resources above a 0% cut-off show an increase in contained metal of more than two times compared to those reported in Biroux an Ostensoe in 2004. IRC holds a 3.5% NPI on the Schaft Creek project.

March 22, 2007, Goldbelt announced an updated resource estimate at the Inata deposit.  The new resource is estimated at 21.6 MT @ 1.7 g/t gold for 1,200,000 ounces of measured and indicated resources. This represents a 50% increase in tonnes and a 37% increase in contained gold in all resource categories from the previous estimate completed in May 2006.

May 22, 2007, Goldbelt Resources Ltd. (“Goldbelt”) announced that it had appointed Macquarie Bank Ltd. as exclusive arranger for project debt for its Inata gold project in Burkina Faso. The company is currently dissembling the Brocks Creek plant which will be refurbished where necessary prior to moving it to Burkina Faso. This purchase removed existing long delivery times and escalating costs for the major capital items.  Goldbelt’s feasibility study is anticipated midyear and is targeting a production rate of 2.0 million tonnes per year for an initial gold production of 145,000 ounces per year. An environmental approval was given by the Burkina Faso government in September, 2006, and the exploitation licence (mining license) was issued April, 2007. IRC holds a 2.5% NSR on the Inata project.

April 30, 2007, Indicator Minerals Inc. reported that it has inititated the 2007 Barrow program exploration project. The Barrow project includes more thatn 110,000 acres of mineral claims. In 2005, a kimberlite boulder was discovered on the property that yielded 176 diamonds from 25.5 kilograms of rock. A $1.0 million budget has been set for the 2007 exploration program. IRC holds a 1.0% GOR on the Barrow project.

May 14, 2007, Stornoway Diamond Corporation’s board of directors approved an aggressive $23 capital expenditure program of focused exploration and development investmetn in support of its diamond growth strategy. Stornoway will be active on 20 diamond projects in 2007. A 500 tonne minibulk sampling program at the advanced Churchill project (designed to deliver over 200 carats for preliminary assessment of diamond value from one or more of the kimberlites) and delineation drilling of the kahuna, Notch, Jigsaw and PST kimberlites. Advanced driling of the Aviat Project’s large tonnage-potential eastern sheet complex and early stage exploration for prospectice, un-sourced diamond indicator mineral anomalies. IRC holds at 1.0% GOR on the Churchhill project.

February 27, 2007, Indicator Minerals Inc. announced US$8.5 million projected budget for Darby in 2007. Work is planned to commence in early May, 2007. Approximately 4,000 metres of core drilling is scheduled with a goal of testing a minimum of 20 new targets. The Darby project includes more than 687,000 acres of mineral claims. IRC holds a 1.0% GOR on the Darby project.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com